                                  EXHIBIT 99.3


Pages 6-19 of the Notice of Annual Meeting of Shareholders and Proxy Statement dated as of March 13, 1996.


                          STOCK OWNERSHIP OF MANAGEMENT

         The following table sets forth certain information with respect to the Common Stock of the Company beneficially owned by each Director, and Director nominee, and each executive officer named in the Summary Compensation Table, individually, and by all Directors, nominees, and executive officers of the Company as a group, as of February 29, 1996.

                                                          AMOUNT AND NATURE
                                                            OF BENEFICIAL
                                                            OWNERSHIP (1)        PERCENT OF CLASS (2)
                                                            -------------        --------------------

Robert L. Aller     .....................................     57,714(3)                   -
Louis J. Baccei     .....................................     16,453(3)                   -
Wallace Barnes      .....................................      1,609                      -
Gerardus B.E.M. Briels...................................     10,993(3)                   -
Peter C. Browning   .....................................        300                      -
Kenneth W. Butterworth...................................     92,290(4)                   -
Arthur P. Byrne     .....................................        100                      -
Dr. Roman Dohr      .....................................      1,200                      -
Robert W. Fiondella .....................................        300                      -
David Freeman       .....................................     85,288(3)                   -
Christoph Henkel    .....................................      1,300                      -
Robert E. Ix    .........................................      4,500(5)                   -
Dr. Jochen Krautter   ...................................          0                      -
Frederick B. Krieble ....................................    523,543(6)                  1.6%
Dr. Jurgen Manchot    ...................................      3,200                      -
Eugene F. Miller      ...................................     25,945(3)                   -
Indra K. Nooyi      .....................................        100                      -
Stephen F. Page       ...................................        800                      -
Stephen J. Trachtenberg..................................      3,000                      -
All Directors, nominees and executive officers as a
   group (19 individuals)................................    828,635(3)                  2.6%

----------------------------

(1) Information with respect to beneficial ownership is based upon information furnished by Directors, Director nominees, and executive officers or is contained in filings made with the Securities and Exchange Commission. The listing of such securities is not necessarily an admission of beneficial ownership by such person. Unless otherwise indicated by footnote, each person held sole voting and investment powers over such shares

(2)      No disclosure made for less than 1%.

(3) The number of shares of Common Stock shown includes 21,100 shares as to Mr. Aller; 12,400 shares as to Dr. Baccei; 9,500 shares as to Mr. Briels; 40,600 shares as to Mr. Freeman; and 22,900 shares as to Mr. Miller, subject to stock options granted by the Company which are exercisable currently or within 60 days of February 29, 1996.

(4) Included in the amount shown are 2,290 shares held in trust for the benefit of Mr. Butterworth's spouse.

(5) Included in the amount shown are 300 shares beneficially owned by Mr. Ix's spouse.

(6) Included in the amount shown are 140,307 shares owned by Management II Limited, a family investment company, as to which Mr. Krieble has shared voting and investment powers; 342,958 shares owned by another family investment company, as to which Mr. Krieble has sole voting and investment powers; 17,852 shares in custodial accounts for the benefit of Mr. Krieble's minor children, as to which Mr. Krieble has sole voting and investment powers; and 22,426 shares owned by Mr. Krieble's spouse, as to which 22,426 shares Mr. Krieble disclaims beneficial ownership.

        BOARD OF DIRECTORS, COMMITTEE MEETINGS AND DIRECTOR COMPENSATION

         The business and affairs of the Company are managed by the Board of Directors subject to the Company's Certificate of Incorporation and By-Laws and the laws of the State of Delaware.

         Pursuant to the By-Laws, the Board of Directors elects the officers of the Company, including the chief executive officer, who perform such duties and possess such powers as customarily pertain to their respective offices, as are imposed by the By-Laws, and as from time to time are prescribed by the Board of Directors. The Board regularly reviews various aspects of the business and affairs of the Company including budgets, results of operations, financial matters, as well as the annual and longer term plans of the Company. The Board also reviews and approves certain fundamental corporate matters such as changes in capital structure, issuance of stock, dividend policy, major borrowings, and acquisitions or divestitures.

         The Directors are elected at each Annual Meeting of Stockholders. During the fiscal year ended December 31, 1995, the Board of Directors held five meetings.

         The Board of Directors has established three committees to assist in the discharge of its responsibilities. The functions of these committees, the members of which are appointed annually by the Chairman of the Board of Directors, are described below. During the fiscal year ended December 31, 1995, the Audit and Finance Committee and the Committee on Human Resources held four meetings each, and the Committee on Board Affairs held two meetings.

         AUDIT AND FINANCE COMMITTEE - The Audit and Finance Committee currently consists of five members as follows: Dr. Roman Dohr (Chairman), Robert W. Fiondella, Frederick B. Krieble, Stephen F. Page, and Christoph Henkel.

         The Audit and Finance Committee recommends to the Board of Directors the selection of the Company's independent accountants; reviews with its internal auditors, independent accountants, and management the Company's policies and procedures with respect to internal auditing, accounting, and financial controls; reviews with the independent accountants the scope and results of their audits, their findings and recommendations; approves the schedule of planned professional services provided by the independent accountants prior to the performance of such services; considers the range of audit and nonaudit fees; reviews with the independent accountants, upon completion of their audit, their report; makes recommendations to the Board of Directors concerning cash or stock dividends to be declared; reviews and recommends to the Board matters concerning capital expenditures and uses of the Company's cash and other tangible assets, including facilities and real property; and generally reviews and makes recommendations concerning the financial operations of the Company to the Board of Directors.

         COMMITTEE ON HUMAN RESOURCES -- The Committee on Human Resources currently consists of five members as follows: Robert E. Ix (Chairman), Wallace Barnes, Stephen J. Trachtenberg, Dr. Jurgen Manchot, and Peter C. Browning.

         The Committee on Human Resources reviews the salary structure and policies of the Company; reviews and approves the salaries of all officers, operating executives, and key employees above a certain position level; annually reviews and recommends to the Board nominees for election to the Company's Board of Directors and confirms the election of the Company's officers; reviews, interprets and administers such of the Company's employee incentive compensation plans as are specifically delegated to it by the plans or by the Board and grants bonuses, options and benefits under such plans; reviews and administers certain aspects of the Company's retirement and thrift investment plans; and reviews employee fringe benefits.

         COMMITTEE ON BOARD AFFAIRS -- The Committee on Board Affairs currently consists of five members as follows: Wallace Barnes (Chairman), Robert E. Ix, Kenneth W. Butterworth, Dr. Jurgen Manchot, and David Freeman.

         The Committee on Board Affairs is a standing Committee. It will meet as and when needed to consider and make recommendations to the full Board on matters of Board process and governance, including review of potential candidates for new directors, director compensation, evaluation of director performance and continued suitability for membership on the Board; and any other similar matters put to the Committee by the full Board.

         Each member of the Board of Directors attended more than 90 percent of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings held by Committees of the Board on which he served. Except as otherwise indicated under "Executive and Consulting Agreements," each director who is not an officer of the Company is paid an annual retainer fee of $20,000 for membership on the Board, an additional fee of $1,000 for each Board meeting, and a fee of $1,000 in the event of a Committee meeting which occurs apart from a regular Board meeting. In addition, each Committee Chairman receives an annual retainer fee of $3,000. Officers who are Directors do not receive retainers or meeting fees.

         Each non-employee Director receives an award of 300 unrestricted shares of Common Stock, subject to adjustment for stock splits and dividends, at the time of election or reelection to the Board of Directors at an Annual Meeting. Directors are not required to pay any cash or other consideration for shares so awarded.

         Effective July 1, 1990, the Company adopted a retirement plan for outside Directors to allow the Company to attract and retain the services of non-employee Directors with the requisite qualifications. The plan is administered by the Committee on Human Resources, is nonqualified and provides a cash benefit paid from the general funds of the Company.

         Each member of the Board terminating service with the Board shall be entitled under the plan to an annual benefit in an amount equal to such member's vested percentage multiplied by 50% of compensation received by such member for serving on the Board during such member's final year of service. The vested percentage is zero until the completion of three years' service, when it becomes 30% and then increases in 10% increments up to 100% for ten or more years of service. In computing years of service, each member is credited with a year of service for each full term served as a member of the Board for which the member is elected by the stockholders of the Company, including such terms completed prior to the effective date of the plan.

         Only non-employee Directors of the Company are eligible to receive benefits under the plan. Consequently, employee Directors do not become eligible until they sever employment with the Company, and do not receive any credit for vesting purposes for service on the Board while they were employees of the Company. Benefits paid out under the plan terminate upon the date of death of the former Board member.

         Beginning in January 1994, Mr. Butterworth was retained as a consultant to the Company and received payments of $17,000 per month until December 31, 1995. Additionally, during the period beginning January 1, 1994 and ending upon completion of his tenure as a director (which will occur immediately after the Annual Meeting) Mr. Butterworth has been entitled to receive an amount equal to two times the retainer and meeting fees paid to non-employee directors of the Company. Although he is no longer an employee of the Company, Mr. Butterworth does not participate in the Non-Employee Director Retirement Plan and does not receive stock normally received by non-employee directors upon their election or re-election to the Board.

STOCKHOLDER NOMINATIONS

         While there is no formal Nominating Committee of the Board of Directors, this function has been delegated to the Committee on Human Resources. Under the Company's By-laws, a stockholder may nominate persons for election to the Board of Directors at any meeting of the stockholders called for the election of directors. The stockholder must be entitled to vote for the election of directors at the meeting and must provide timely notice in writing to the Secretary of the Company of any nomination. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 nor more than 90 days prior to the meeting. If less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, the stockholder's notice must be received by the Company not later than the close of business on the tenth day following the day on which notice of the date of the meeting or the public disclosure was made. A stockholder's notice must contain (1) as to each nominee, all information relating to the nominee that is required to be disclosed in solicitations of proxies for election of directors under the regulations of the Securities and Exchange Commission and (2) as to the stockholder giving the notice, the name and address as they appear on the Company's books of the stockholder proposing the nomination and any other stockholders known by the stockholder to be supporting the nomination and the class and number of shares which are beneficially owned by the stockholder. No stockholder nominations were submitted with respect to the 1996 annual meeting in accordance with the procedure prescribed by the Company's By-laws.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY COMPENSATION TABLE

         The following table sets forth the cash and non-cash compensation for each of the last three fiscal years awarded to or earned by the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company.

                                                    ANNUAL
                                                 COMPENSATION           LONG TERM COMPENSATION
                                                 ------------           ----------------------
                                                                                 AWARDS
                                                                        ----------------------
                                                                      RESTRICTED       SECURITIES
                                                                        STOCK          UNDERLYING               ALL OTHER
NAME AND PRINCIPAL POSITION        YEAR      SALARY       BONUS(1)    AWARD(S)(2)   OPTIONS/SAR (#)(3)     COMPENSATION(4)
---------------------------        ----      ------       --------    -----------   ------------------     ---------------
David Freeman,                      1995   $ 428,660     $ 175,000         0                0                 $ 7,500
   President and Chief              1994     370,006       185,000         0            6,000                   4,500
   Executive Officer                1993     348,756             0         0           10,000                   7,075
Robert L. Aller,                    1995     227,500        73,938         0                0                   7,500
   Senior Vice President-           1994     217,573        91,000         0            3,500                   4,500
   Finance and Administration       1993     210,750             0         0                0                   7,075
Eugene F. Miller,                   1995     174,523        63,875         0                0                   7,324
   Vice President, Secretary        1994     165,785        69,600         0            3,500                   4,500
   and General Counsel              1993     160,269             0         0                0                   6,398
Louis J. Baccei,                    1995     189,427        68,950         0                0                   2,638
   Senior Vice President and        1994     179,969        74,400         0            4,000                   1,800
   President-Research,              1993     169,923             0         0                0                   2,339
   Development & Engineering
Gerardus B.E.M. Briels, (5)         1995     104,250             0         0                0                   6,255
   Vice President and President,    1994     203,591       104,250         0            5,000                   4,500
   North American Region            1993     190,000             0         0                0                   7,075

---------------------------------

(1) The bonus amounts are payable pursuant to the Company's Management Incentive Compensation Plan described under the caption "Committee on Human Resources Report on Executive Compensation." Bonuses payable under this Plan are determined by reference to the executive's base salary in effect at fiscal year end.

(2) As of December 31, 1995, no executive officers named in the Summary Compensation Table held any restricted stock of the Company, except Dr. Baccei, who holds 2,000 shares with a value as of such date of $95,000. Dividends are paid on the restricted stock to the same extent paid on all outstanding shares.

(3) Stock Appreciation Rights are not available under any of the Company's incentive plans.

(4) The compensation reported represents Company contributions under the Company's qualified Employee Thrift Investment Plan and Nonqualified Employee Thrift Investment and Deferred Compensation Plan.

(5) Mr. Briels relinquished all executive responsibilities and active duties with the Company on June 30, 1995 and resigned as an employee of the Company on December 31, 1995.

OPTIONS

         The following table summarizes option exercises during fiscal 1995 by the executive officers named in the Summary Compensation Table above, and the value of the options held by such persons at December 31, 1995. Stock Appreciation Rights are not available under any of the Company's plans. No options were granted to the executive officers named in the Summary Compensation Table during fiscal 1995.

                 AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1995
                   AND VALUE OF OPTIONS AT END OF FISCAL 1995

                                                               NUMBER OF
                                                               SECURITIES         VALUE OF
                                                               UNDERLYING       UNEXERCISED
                                                               UNEXERCISED      IN-THE-MONEY
                                                                 OPTIONS          OPTIONS
                              SHARES                            AT FISCAL        AT FISCAL
                             ACQUIRED                          YEAR-END (#)      YEAR-END ($)
                                ON            VALUE            EXERCISABLE/      EXERCISABLE/
       NAME                 EXERCISE (#)  REALIZED ($)(1)     UNEXERCISABLE   UNEXERCISABLE(1)
       ----                 ------------  ---------------     -------------   ----------------
David Freeman .............     21,000       $875,650          37,000/8,000    $478,225/50,650
Robert L. Aller ...........      8,000        331,000          20,400/2,100      265,475/9,713
Gerardus B.E.M. Briels ....          0              0           7,500/4,000      75,313/16,375
Louis J. Baccei ...........          0              0          11,600/2,400      92,400/11,100
Eugene F. Miller ..........          0              0          22,200/2,100      202,775/9,713

---------------

(1) Value based on market value of the Company's Common Stock at date of exercise (column 3) or end of fiscal 1995 (column 5), minus the exercise price.


COMMITTEE ON HUMAN RESOURCES REPORT ON EXECUTIVE COMPENSATION

     General Philosophy:

         The Committee on Human Resources of the Board of Directors ("Committee") is composed entirely of non-employee Directors and is responsible for considering and submitting recommendations to the Board in connection with the Company's executive compensation policies. It is the philosophy of the Committee to establish a total compensation program for executive officers which is competitive to the Company's peer group and at least competitive with a broader range of companies of comparable size and complexity in order to attract and retain the best managerial talent. Some of the companies studied by the Committee are included in the S&P Chemicals and Materials Index, the stock performance of which is shown on the Performance Graph on page 15. Other companies which the Committee considers comparable are included in the broader S&P

Chemicals Index. The Committee believes that this philosophy will reward stockholders with superior performance and return on investment.

         The Committee periodically obtains from internationally recognized consulting firms independent compensation data which compares the total compensation program of the Company with certain of its peer group and selected other companies which the Committee believes are comparable to the Company. Based on an analysis of the compensation data obtained from its consultants in 1995, the Committee has added a long term incentive compensation element to the total compensation package for executive officers and certain other key employees in order to offer a total compensation program which is competitive with the Company's peer group. The long term incentive compensation program is described below.

Executive Officer Compensation Program:

         The Company's executive officer compensation program is comprised of base salary, annual cash incentive compensation, long term incentive compensation in the form of stock options, restricted stock grants and various benefits, including medical and pension plans generally available to all employees of the Company.

Base Salary:

         Base salary ranges for the Company's executive officers are reviewed periodically by the Committee following analysis of published salary trends and data among the Company's peer industries and other comparable companies, and following review of periodic recommendations submitted by outside compensation consultants. Upon review of relevant performance appraisals and the general economic climate, the Committee approved increases in base salaries for certain executive officers during 1995.

Annual Incentive Compensation:

         The Management Incentive Compensation Plan (the "Plan") is the Company's annual incentive program for executive officers and key managers. When viewed together with the Company's base salary program the purpose of the Plan is to provide a balance between fixed compensation and variable results-oriented compensation. The Plan is intended to reward superior results with overall superior compensation. The Committee determines awards under the Plan by comparing the Company's actual performance for each fiscal year with the Company's annual business plan for such year, which is approved by the Board of Directors. Key elements of each annual business plan are the Company's sales growth and profitability and return on shareholders' equity, with particular reference to the preceding fiscal year. Additional factors which the Committee considers are the relationship of the year's results with the Company's most recent long-range and strategic goals and objectives, any non-recurring charges recognized during the year, and the general economic environment. Finally, the Committee also considers individual factors such as the executive's achievement of approved target accomplishments, and his or her contributions to the long-range growth and profitability objectives of the Company.

         Maximum bonuses under the Plan may not exceed a specified percentage of the executive's salary. Executives with line responsibility qualify for a higher percentage bonus than staff executives. The bonuses reflected in the Summary Compensation Table for executive officers reflect the Committee's assessment of their performance during fiscal 1995 against the criteria mentioned in the preceding paragraph.

Other Compensation Plans:

         The Company's stock option and restricted stock plans are intended to provide long-term incentives to executive officers and key managers and to encourage such individuals to maintain a significant long-term ownership position in the Company's common stock. Both in the case of restricted stock and stock options the Committee looks at the executive's total holdings before making an award under either plan. In 1995, the Committee did not award stock options or restricted stock to any executive officer.

         Based on information supplied to the Committee by the compensation consulting firm retained by it during 1995, the Committee recommended and the Board adopted, a policy under which long-term incentive compensation would be payable under these plans to the Company's executive officers and other senior executives upon the achievement, in the case of restricted stock, of certain predetermined long term performance goals, and subject to other restrictions already contained in the plans.

         The Company has adopted nonqualified retirement and thrift investment plans for executive officers and other highly compensated employees whose participation in the Company's qualified retirement and thrift investment plans is restricted because their compensation exceeds applicable Internal Revenue Code limitations. These plans supplement the qualified plans by providing the participants the opportunity to obtain benefits to the same extent they are offered to other employees under the qualified plans.

Benefits:

         The Company provides medical and pension benefits to the executive officers that are generally available to Company employees. The amount of perquisites, as determined in accordance with the rules of the Securities and Exchange Commission relating to executive compensation, did not exceed reportable thresholds for fiscal 1995.

Limitation on Deductibility of Certain Compensation:

         The Internal Revenue Service has adopted regulations which limit the deductibility, for income tax purposes, of certain executive compensation in excess of $1,000,000 in a single tax year. The Committee does not believe that this limitation will be relevant to the Company in 1996, since a significant portion of total executive compensation is performance related.

Chief Executive Officer Compensation:

         During 1995 Mr. Freeman's base salary was increased to $460,000, which in the Committee's judgment is appropriate given available annual incentive and long term incentive compensation opportunities. Tying the Chief Executive Officer's total compensation package closely to growth in shareholder value is at the heart of the Committee's executive compensation philosophy and is consistent with compensation data obtained from the Committee's consultants. Mr. Freeman received a bonus of $175,000 in relation to his efforts during fiscal 1995, which the Committee determined with reference to Mr. Freeman's individual performance, the results achieved by each of the Company's sales and marketing regions, and the criteria discussed under Annual Incentive Compensation.

                             ROBERT E. IX, CHAIRMAN
                                 WALLACE BARNES
                             STEPHEN J. TRACHTENBERG
                               DR. JURGEN MANCHOT
                                PETER C. BROWNING
                   MEMBERS OF THE COMMITTEE ON HUMAN RESOURCES

                         COMPARATIVE STOCK PERFORMANCE

        The following is a graph which compares the five year cumulative return from investing $100 on December 31, 1990 in each of Loctite Corporation common stock; the S&P 500 Comp-Ltd.; the S&P Chemicals; and the S&P Chemicals & Materials Index, with dividends assumed to be reinvested when received. The S&P Chemicals & Materials Index is an index published by Standard & Poor's Corporation which tracks 20 companies in the S&P MidCap 400 Index that have been categorized as chemicals and materials companies.

                COMPANIES OF FIVE YEAR CUMULATIVE TOTAL RETURN*
                Among Loctite, S&P 500 Comp-Ltd., S&P Chemicals
                       and S&P Mid-Cap Chem & Mat Indices

Measurement Period     Loctite Corp     S&P Mid-Cap Chem & Mat    S&P 500 Comp-Ltd     S&P Chemicals
1990                     100              100                        100                   100
1991                     170              155                        130                   130
1992                     158              168                        140                   143
1993                     131              185                        155                   160
1994                     169              196                        157                   185
1995                     176              222                        215                   242

* $100 Invested on 12/31/90 in stock or Index including reinvestment of dividends for the fiscal year ending December 31.

PENSION BENEFITS

         The Company's non-contributory, defined benefit pension plan covers all persons regularly employed by the Company on a salaried and hourly basis, except certain employees covered by collective bargaining agreements.

         The pension plan establishes an account for each employee when the employee becomes an "Active Participant" in the plan (upon completion of one year of continuous service) and credits the account with a percentage of pay for each year worked after becoming an Active Participant. For employees with less than 10 years of service, this annual credit equals 4% of that year's compensation which is not in excess of 1/3 of the current social security wage base and 6% of that year's compensation which exceeds 1/3 of the current social security wage base. For employees with 10 or more years of service, this annual credit equals 5% of that year's compensation which is not in excess of 1/3 of the current social security wage base and 7% of that year's compensation which exceeds 1/3 of the current social security wage base. Accounts are also credited with a guaranteed rate of interest. To the extent that the pension plan benefits of any of the executives named in the Summary Compensation Table are limited by the provisions of Section 401(a)(17) or 415 of the Internal Revenue Code of 1986, as amended, the Company's nonqualified retirement plan supplements the benefits under the pension plan.

         The estimated annual pension benefits payable under the pension plan, as supplemented by the nonqualified retirement plan, upon retirement at age 65, assuming no change in salary and annual interest credits of 7.5%, for each of the following executives are $206,765 for David Freeman, $75,955 for Robert L. Aller, $43,579 for Louis J. Baccei, and $95,545 for Eugene F. Miller.

         The Company amended its nonqualified thrift investment plan, effective July 1, 1995, to provide a greater ability for executive officers and other highly compensated employees to defer the receipt of compensation and to permit Directors to defer the receipt of the cash portion of their fees. The plan continues to require that participating employees first have elected to make the maximum before-tax deferral of compensation under the Company's qualified thrift investment plan, but the plan does not otherwise limit the amount of an employee's compensation deferral.

EXECUTIVE AND CONSULTING AGREEMENTS

         The Company has agreements with five of its senior executives, including Messrs. Freeman, Aller and Miller, which provide that the executives will be entitled to a two-year term of employment with the Company following any "Change-in-Control" of the Company (as defined). In the event that the executive's employment with the Company terminates for any reason other than Cause (as defined below), voluntary resignation (including retirement), death or permanent disability prior to the end of the two-year period following a Change-in-Control, the executive will receive severance pay equal to the total compensation and benefits the executive would have received if the term of employment had continued for the full two-year period. However, portions of the severance pay will be reduced to the extent that such severance pay would be non-deductible to the Company under Section 280G of the Internal Revenue Code of 1986 as amended. The restrictions under Section 280G will not apply if the present value of all payments to be received by the executive (whether under the agreement or otherwise) does not exceed three times the average compensation received by the executive during the five years preceding the Change-in-Control.

         Cause is defined as (a) a continued breach of the executive's duties of employment after notice from the Company; or (b) willful misconduct by the executive which is demonstratively and materially injurious to the Company. If the executive's employment terminates for Cause, voluntary resignation, death or disability, the executive receives no benefits under that agreement other than as accrued as of the date of such termination, and must look to the Company's normal policies for any retirement, death or disability benefits.

         The agreements provide that a Change-in-Control shall have occurred if:
(a) a Person (as defined) has the power to vote 30% or more of the common stock of the Company; (b) a Person acquires or agrees to acquire all or substantially all of the assets or business of the Company; (c) during any two year period, the new members of the Board of Directors elected during that period constitute a majority of the Board unless such new members are approved by at least a two-thirds vote of the Board members in office at the beginning of such period; or (d) the Board of Directors determines that a Person directly or indirectly exercises a controlling influence over the Company.

SEVERANCE ARRANGEMENT

         On December 21, 1995, the Company and Mr. Gerardus B.E.M. Briels, formerly President of the Company's North American Region, entered into an agreement (the "Agreement") setting forth the terms of Mr. Briels' separation from the Company. Mr. Briels had been an employee of the Company for over 30 years, and the Agreement in large measure reflects payments of benefits accrued during his lengthy period of employment.

         The Agreement acknowledges that Mr. Briels resigned from active employment with the Company effective June 30, 1995, and provides for his continuation on the Company's payroll as an inactive employee at an annual rate of $208,500 for a period of two years through July 1, 1997, or such earlier date on which he commences employment with another party or elects to leave the company's payroll. Mr. Briels elected to leave the Company's payroll as of December 31, 1995, and received a lump sum payment at that time that brought his aggregate payroll payments under the Agreement to $417,000. In addition, Mr. Briels received under the Agreement $5,614 in payment of unused vacation in 1995.

         The Agreement also provides that: (i) Mr. Briels' five-year promissory note due October 29, 1997 for the principal sum of $60,000 will be forgiven by the Company as of June 30, 1995 (for a

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total benefit to Mr. Briels of $101,781, including tax equalization payments);
(ii) Mr. Briels will continue to be able to participate in the Company's medical, dental and life insurance plans until June 30, 1997 (and thereafter as permitted by law), unless he becomes covered under the plans of a new employer;
(iii) Mr. Briels is fully vested under the Company's qualified and nonqualified retirement and thrift investment plans, and will receive an aggregate benefit under such plans in the amount of $504,500 as of December 31, 1995, the date on which he ceased to be employed by the Company, and will be entitled at his election to receive a lump sum payment or periodic distributions, as may be permitted by the plans or applicable law; (iv) Mr. Briels' vested stock options shall be exercisable for a period of 90 days after the date on which he ceases to be on inactive payroll (i.e., December 31, 1995); (v) Mr. Briels will receive the value of any unexercisable stock options as of the date he ceases to be on inactive payroll (which options had a value on that date of $16,375); (vi) Mr. Briels will be provided outplacement assistance at Company expense until his separation from the payroll, in the event he chooses to use it (resulting in a benefit to Mr. Briels of $27,000); and (vii) Mr. Briels will be reimbursed for various expenses, including one annual trip to Europe under the Company's "home leave" program, the cost of obtaining tax and financial advice, and professional fees relating to his separation from the Company (resulting in a total benefit to Mr. Briels of $50,649). In addition, it was agreed that Mr. Briels would be granted ownership of the Company car assigned to him (providing a benefit to Mr. Briels of $18,900). Finally, the Agreement provides for mutual releases of claims, waiver of noncompetition provisions, indemnification of Mr. Briels for any payments arising from claims relating to his service with the Company, and confidentiality to the extent permitted by law.

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